1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR FEBRUARY 2024 Signy, Switzerland, March 7, 2024 New data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping remains strong across Continental Europe and Asia Pacific. Globally, issued Sales in Store like-for-like recovery reached 141% 1 in February 2024 compared to the same period in 2019, vs. 135%1 in January ’24. A steady worldwide recovery, compared to 2019 levels In Continental Europe, the recovery strengthened, reaching 132%1 in February vs. 125%1 in January, fueled by a strong recovery in France (174%1), Spain (134%1) and Italy (131%1). In terms of origin markets, GCC shoppers benefited from the seasonal shift of the pre- Ramadan shopping acceleration, reaching 404%1 recovery in February vs. 273%1 in January. US shoppers also recorded a strong recovery rate this month, at 316%1 vs. 290%1 in January. In Asia Pacific, the recovery rate remains strong at 159%1 in February vs. 161%1 in January, led by Japan (229%). The implementation of the Visa-Free policy for Chinese travelers in Singapore is showing the first signs of a positive impact, with a recovery reaching 74%1 in February vs. 62%1 in January. Regarding origin markets, travelers from Hong Kong and Taiwan continue to lead the recovery, reaching 525%1 in February vs. 426%1 in January. Following behind are North East Asia travelers, with a recovery rate of 305%1 in February vs. 242%1 in January. In terms of Mainland Chinese shoppers, the worldwide issued Sales in Store like-for-like recovery reached 98%1 in February vs. 104%1 in January. Within Continental Europe, Mainland Chinese shopper recovery reached 71%1 in February, slightly below January levels at 80%1, due to the 2019 Lunar New Year high basis of comparison. In Asia Pacific, Mainland Chinese shopper recovery remains strong, reaching 121%1 in February vs. 127%1 in January. 1 Recovery rate is equal to 2024 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).

A strong year-on-year performance for international shopping

When analyzing the year-on-year variation in Tax Free Shopping growth, issued Sales in Store **in Continental Europe** grew by +32%[2] in February 2024 vs. last year.

In terms of **origin markets**, the growth was positively influenced by most nationalities, with Mainland Chinese shoppers leading the way with a +222%[2] growth rate in February 2024. Influenced by the pre-Ramadan period, GCC shoppers continued to show strong growth at +43%[2], while US shoppers' Tax Free Spend reached +12%[2].

In Asia Pacific, the growth rate strongly accelerated, reaching +120%[2] in February 2024 vs. last year. All nationalities contributed positively, with Mainland Chinese shoppers leading the way at +350%[2] in February 2024 vs. 2023, North East shoppers at +118%[2] and Hong Kong and Taiwan shoppers at +54%[2].

APPENDIX

Worldwide recovery rate (versus 2019)

Issued SIS L/L recovery[1] (in % of 2019)	% Tax Free Spend (2019)	February 2024	January 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
France	22%	174%	164%	140%	138%	146%	147%
Italy	24%	131%	111%	123%	126%	128%	97%
Spain	14%	134%	153%	133%	127%	122%	114%
Germany	13%	71%	70%	74%	70%	77%	66%
Other countries	27%	127%	121%	111%	119%	121%	108%
Total Continental Europe	**100%**	**132%**	**125%**	**118%**	**119%**	**121%**	**109%**
Japan	54%	229%	232%	225%	185%	121%	98%
Singapore	42%	84%	85%	75%	84%	95%	74%
South Korea	4%	118%	131%	111%	116%	109%	73%
Total Asia Pacific	**100%**	**159%**	**161%**	**150%**	**134%**	**111%**	**87%**
TOTAL WORLDWIDE	**100%**	**141%**	**135%**	**127%**	**123%**	**118%**	**101%**

[2] *Growth rate variation year-on-year (2024 vs. the same period in 2023)*

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Worldwide Year-on-Year Growth rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth[2]	February 2024	January 2024	CY (2023)
France	+21%	+11%	26%
Italy	+44%	+26%	25%
Spain	+52%	+31%	15%
Germany	+9%	+20%	8%
Other countries	+30%	+8%	26%
Total Continental Europe	**+32%**	**+17%**	**100%**
Japan	+170%	+100%	65%
Singapore	+36%	+15%	27%
South Korea	+138%	+108%	8%
Total Asia Pacific	+120%	+71%	100%
TOTAL WORLDWIDE	57%	+34%	100%

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

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4 In addi t ion, our data and advisory serv ices offer a strategic advisory to help retai lers identify opportunit ies for growth, whi le our shopper exper ience and engagement solut ions provide data -dr i ven solutions to increase footfal l, convert footfa ll to revenue and enhance performance. For more in formation, vis i t https://www.globalblue.com/about -us/media Global Blue Monthly Speaker Notes Data, February 2024, Source: Global Blue